Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878	240.631.7600 T 240.631.9595 F www.steben.com

March 25, 2014

VIA EDGAR

Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	Request for Acceleration Steben Alternative Investment Funds Pre-Effective Amendment No. 2 File Nos. 333-190813 and 811-22880

Dear Mr. Parachkevov:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), Steben Alternative Investment Funds (the “Trust”) hereby requests that effectiveness under the 1933 Act of the above-captioned Pre-Effective Amendment to its registration statement on Form N-1A (“Registration Statement”) be accelerated to March 27, 2014.  Pre-Effective Amendment No. 2 was filed on March 25, 2014 under the 1933 Act and the Investment Company Act of 1940, as amended. The Trust is aware of its obligations under the 1933 Act.

In support of its request for acceleration, the Trust acknowledges that:

1.	Should the Securities and Exchange Commission (“SEC”) or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose any action by the SEC with respect to the filing;
2.	The action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Trust from its full responsibility for the adequacy and accuracy of the filing; and
3.	The Trust will not assert the SEC staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Sincerely,

Steben Alternative Investment Funds

/s/ Francine J. Rosenberger

Francine J. Rosenberger

Secretary

Three Canal Plaza

Suite 100

Portland, ME

04101

March 25, 2014

tel 866.251.6920
fax 207.553.7151	VIA EDGAR

Asen Parachkevov
Division of Investment Management
U.S. Securities and Exchange Commission
www.foreside.com	100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Request for Acceleration
Steben Alternative Investment Funds
Pre-Effective Amendment No. 2
File Nos. 333-190813 and 811-22880

Dear Mr. Parachkevov:

As the distributor of the above-captioned trust (the “Trust”), the undersigned hereby joins in the request of the Trust, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A, be accelerated to March 27, 2014. Pre-Effective Amendment No. 2 was filed on March 25, 2014 under the 1933 Act and the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Foreside Fund Services, LLC

By: /s/ Mark Fairbanks
Name: Mark Fairbanks
Title: President